David E. Wise
                                 Attorney at Law
                            8794 Rolling Acres Trail
                          Fair Oaks Ranch, Texas 78015
                                 (830) 981-8165


                                October 11, 2006

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re: Cavit Sciences, Inc./Registration Statement on Form SB-2/File No. 333-135740

Dear Mr. O'Brien:

     This letter is being sent to you in response to the Staff's comment letter to Mr. Colm J. King dated September 8, 2006.

     We have amended the registration statement to reflect Mr. Judkowitz's current positions with SEC reporting companies, which do not include any positions with Unipro Financial Services. Mr. Judkowitz's biographical information on pages 25 and 26 of the prospectus has been revised to read as follows:

     "HARVEY JUDKOWITZ. Mr. Judkowitz is a Certified Public Accountant licensed in both New York and Florida. From 1988 to date, Mr. Judkowitz has conducted his own CPA practice. Mr. Judkowitz was the Chairman of the Board and Chief Executive Officer of Unipro Financial Services, Inc. ("UPRO") from June 2003 until the Company was sold in September 2005. He currently serves on the Board of Directors for the following publicly traded companies; The Singing Machine, Inc. ("SMD"), and Hard To Treat Diseases, Inc. ("HTDS"). He is also the chairman of the audit committee of SMD. In the past, he has served as Chief Financial Officer of Claire's Stores and several other publicly traded companies. Mr. Judkowitz graduated from Pace University in 1967 with a BBA in Accounting. Over the past 20 years, Mr. Judkowitz has been a consultant to assist several companies in going public and arranging short term financing until the public money could be raised. He is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants."

     We have included in the amended registration statement an updated auditor's consent (dated October 10, 2006). We have also included Exhibit 4.6 (Certificate of Common Stock).

     We have also revised Item 25 on page II-2 of the registration statement to reflect other expenses of issuance and distribution of the securities.

     We have also made some minor revisions at the request of the Maryland Attorney General's Office. We moved the "going concern" risk factor so that it appears as the first risk factor on page 7 of the prospectus. At the request of the Maryland Attorney General's Office we added two new risk factors at page 7 and 8 of the prospectus, as follows:

"WE ARE SERIOUSLY UNDERCAPITALIZED AND HAVE LIMITED LIQUIDITY.

     Historically, Cavit has financed its operations primarily from the sale of its equity securities. As of June 30, 2006, Cavit had cash of approximately $49,562. Our current burn rate is approximately $10,000 per month excluding capital expenditures. As a result of current financing, Cavit believes that it has sufficient working capital to fund operations through the end of calendar 2006. Thereafter, Cavit will need to raise additional capital to fund its working capital needs. Cavit does not have any material commitments from investors or any credit facilities available with financial institutions or any other third parties. Therefore, it is expected that Cavit will need to enter into agreements with investors or engage in best efforts sales of its securities to raise needed working capital. There is no assurance that we will be successful in any funding effort. The failure to raise such funds will necessitate the curtailment of operations and delay of the start of any additional testing.

 WE DO NOT HAVE AN INDEPENDENT AUDIT OR COMPENSATION COMMITTEE.

     Our audit and compensation committees are made up of members of our board of directors and are, therefore, not considered independent. The absence of an independent audit and compensation committee could lead to conflicts of interest between committee members and our officers and directors, which could work as a detriment to our shareholders."

     Further, at the request of the Maryland Attorney General's Office, we revised Mr. De Leon's biographical information on page 26 of the prospectus to read as follows:

     "JULIO DE LEON. Mr. De Leon is a Certified Public Accountant, Certified Management Accountant and Certified in Financial Management. Mr. De Leon is the owner of De Leon & Company, P.A., a Certified Public Accounting firm, which he founded in June 2002. Mr. De Leon was Senior Manager of Weinberg & Company, PA, a Certified Public Accounting firm, from June 2001 until June 2002, when he formed De Leon & Company, P.A. In addition to being a partner in his accounting firm, Mr. De Leon serves as a consultant to Hard to Treat. Mr. De Leon received a bachelor's degree in business administration from Bernard Baruch College in New York and his Master in Business Administration from the University of Miami. He is a member of the American Institute of Certified Public Accountants, the

Florida Institute of Certified Public Accountants, the Institute of Management Accountants and the Association of Fraud Examiners."

     No other substantive revisions have been made. We did, however, update some of the dates to reflect that the information is as of September 30, 2006, instead of "as of" an earlier date. Also some minor clean up had been done on the list of exhibits and exhibit index.

     Hopefully,   these  revisions  to  the  Cavit  registration  statement  are satisfactory to the Staff.

     We intend to file under separate cover a letter to the Commission requesting acceleration of the effective date of the registration statement to be October 16, 2006.

     If you have any questions, please contact the undersigned immediately.

Sincerely,


/s/ David E. Wise
-------------------------
David E. Wise